Exhibit 77(o)

Fund Name	Issuer	Date of Purchase	Broker / Dealer From Whom Purchased	Affiliated/Principal Underwriter of Syndicate
ING Global Bond Fund	VTB Bank OJSC Via VTB Capital SA	04/04/12	CITI	ING Bank NV
ING Global Bond Fund	Anheuser-Busch InBev Worldwide Inc.	07/11/12	J.P. Morgan Securities, Inc.	ING Capital LLC